                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Greater Atlantic Financial Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                   391601 10 1
          ------------------------------------------------------------
                                 (CUSIP Number)

                               Terri Weisenburger
            1650 Tysons Boulevard, Suite 620, McLean, Virginia 72102
                                 (703) 905-9500
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 1, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d- 1(f) or 240.13d-1(g),
check the following box |_|.


                                                               SEC 300 (07-98)

                                  SCHEDULE 13D

CUSIP No.  391601 10 1

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              The Ochsman Children Trust

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) /_/
                                                                       (b) /_/
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

           AF

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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

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                       7   SOLE VOTING POWER
      NUMBER OF              238,597 common stock 13,334 warrants (exercisable)
       SHARES        -----------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY               0
        EACH         -----------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                238,597 common stock 13,334 warrants (exercisable)
        WITH         -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                             0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               251,931 Shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
               8.3%
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  14   TYPE OF REPORTING PERSON
                   OO
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Item 1.     SECURITY AND ISSUER.
            --------------------

This Statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of GREATER ATLANTIC FINANCIAL CORP. (the "Issuer") which is a corporation organized under the laws of Delaware, with its principal executive office located at 10700 Parkridge Boulevard, Reston, Virginia 20191.

Item 2.     IDENTITY AND BACKGROUND.
            ------------------------

This Statement is filed on behalf of The Ochsman Children Trust (hereinafter referred to as (the "Reporting Person"), a trust established in the United States, address of which is 1650 Tysons Boulevard, Suite 620, McLean, Virginia 22102. The Reporting Person is a trust established by Ralph Ochsman for the benefit of his wife and children. The Trustees of the Reporting Person are Meurice C. Ochsman, Samuel Mancuso and C. Richard Beyda. The Reporting Person has not, and none of the trustees have, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, and none of the trustees have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            --------------------------------------------------

As of the date hereof, the Reporting Person owns 238,597 shares of Common Stock and has presently exercisable warrants to purchase an additional 13,334 shares of Common Stock. All of the 238,597 shares of Common Stock owned by the Reporting Person were purchased on November 1, 2000, in a private sale.

The aggregate cost of the Common Stock owned by the Reporting Person as of the date hereof was approximately $540,000. Except as hereinafter indicated, the funds used by the Reporting Person to purchase the Common Stock have been provided by an affiliate of the Reporting Person.

Item 4.     PURPOSE OF TRANSACTION.
            -----------------------

The Reporting Person's acquisition of Shares of Common Stock is for the purpose of investment. Except as described above, the Reporting Person does not have any present plan or proposal which relates to or would result in: (a) the Acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's  business or corporate  structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

The Reporting Person may acquire additional shares of Common Stock but only through purchases from time to time in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases, or by a combination of open market and privately negotiated transactions and the exercise of warrants. The Reporting Person does not intend to make a tender offer for shares of Common Stock. The Reporting Person's acquisition of additional shares of Common Stock is, in all cases, subject to the availability of shares at prices deemed by him to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Person will purchase additional shares of Common Stock or that he will be purchasing shares at any given time; nor can there be any prediction regarding the number of shares of Common Stock that he will own at any given time or from time to time.

The Reporting Person reserves the right to sell or otherwise dispose of any or all the shares of Common Stock the Reporting Person owns at any time or from time to time, although the Reporting Person does not currently intend to or anticipate that he will sell any of the Common Stock owned by him.

The Reporting Person currently has no understanding or agreement with any person regarding the acquisition of Common Stock in a privately negotiated transaction. Further, any such acquisition of Common Stock will, as set forth above, be primarily subject to price and other economic considerations and, as price and other economic factors are beyond his control, the Reporting Person cannot predict whether or when he will acquire additional Common Stock or attain any given level of investment in the Issuer

Item 5.     INTEREST IN SECURITIES OF THE ISSUER
            ------------------------------------

(a) As of the date hereof, the Reporting Person owns shares of Common Stock and presently exercisable warrants to purchase Common Stock, which constitute approximately 8.3% of the 3,020,768 shares which he believes to be the total number of shares of Common Stock presently outstanding.

(b) The Reporting Person has sole power to vote and dispose of the Common Stock owned by the Reporting Person.

(c) Information with respect to all transactions in Common Stock effected by the Reporting Person during the 60-day period ended December 31, 2000, is set forth as follows:

            238,597 shares of Common Stock and 13,334 warrants purchased in a private sale on November 1, 2000.

Item 6.     CONTRACT ARRANGEMENTS. UNDERSTANDING OR
            ----------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            -------------------------------------------------------

There are no contracts, arrangements, understandings or relationships between the Reporting Person and other persons with respect to the shares of the Issuer presently owned by the Reporting Person.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

                                   None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is correct.



Date: March 27, 2001                            /s/ Terri Weisenburger
                                                ------------------------------
                                                Terri Weisenburger